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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
                      (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.      )*


LOT$OFF CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

545674103
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 24, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 5 Pages)
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
           Perennial Capital Partners, L.P., a Delaware
           Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
           84,000

8     SHARED VOTING POWER
           0

9     SOLE DISPOSITIVE POWER
           84,000

10    SHARED DISPOSITIVE POWER
           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           84,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.8

14    TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.    Security and Issuer

      This statement relates to the Common Stock (the "Common
Stock") of Lot$off Corporation (the "Issuer"). The Issuer's principal executive office is located at 8750 Tesoro Drive, San
Antonio, Texas 78217-0555.

ITEM 2.    Identity and Background

      (a)-(c) The name of the person filing this statement on Schedule 13D is: Perennial Capital Partners, L.P., a Delaware limited partnership ("Perennial"). Slifka Asset Management Services, L.L.C. ("Asset Management"), a Delaware limited liability company is the sole general partner of Perennial. Randy Slifka is the sole member and managing member of Asset Management.

PERENNIAL

      The business address of Perennial is 237 Park Avenue,
Suite 900, New York, New York  10017.

      The principal business of Perennial is to purchase, sell, trade and invest in securities.

      SLIFKA

           Slifka's business address is 237 Park Avenue, Suite
      900, New York, New York  10017.

           Slifka's principal occupation or employment is that of serving as managing member of Asset Management.

      ASSET MANAGEMENT

           The business address of Asset Management is 237 Park
      Avenue, Suite 900, New York, New York 10017.

           The principal business of Asset Management is serving as the general partner of Perennial.

           The name, business address, and present principal occupation or employment of the sole member of Asset
      Management is as follows:

       NAME
ADDRESSOCCUPATIONRandy Slifka237 Park Avenue,
       Suite 900
New York, New York
10017

Managing member of
Asset Management
      (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.    Source and Amount of Funds or Other Consideration

      The source and amount of funds used by Perennial in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Margin accounts maintained at           $345,168.50
Bear Stearns

ITEM 4.    Purpose of Transaction

      Perennial acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

      Depending upon market conditions and other factors that it may deem material, Perennial may purchase additional Common
Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that it now beneficially owns or may hereafter acquire.

      Except as set forth herein, Perennial has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


ITEM 5.    Interest in Securities of the Issuer

      (a)  Perennial beneficially owns 84,000 shares of Common
Stock constituting 9.8% of the outstanding shares of Common
Stock.

      (b) Perennial has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

      (c) The following transactions were effected by Perennial during the past sixty (60) days:
                                              Approximate
                             Amount of Shares Price per Share
Date       Security          Bought (Sold)    Share (exclusive
                                              of commissions)

11/21/97   Common Stock      10,000           5.0200
11/24/97   Common Stock       1,000           3.6850
11/24/97   Common Stock       3,000           3.7375
11/24/97   Common Stock       4,000           3.8100
11/24/97   Common Stock      35,000           4.2071
11/25/97   Common Stock       1,000           3.9250
11/25/97   Common Stock       5,000           3.8000
11/25/97   Common Stock      14,000           3.8625
11/26/97   Common Stock       1,000           3.8325
11/26/97   Common Stock      10,000           3.6750

      The above transactions were effected by Perennial on NASDAQ in New York.

      (d) No person other than Perennial has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Perennial.

      (e)  Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the
           Issuer

                 Not Applicable

ITEM 7.    Material to be Filed as Exhibits

                 Not Applicable


                          SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:                 PERENNIAL CAPITAL PARTNERS, L.P.
December 3, 1997

                       By:   SLIFKA ASSET MANAGEMENT SERVICES,
                             L.L.C., as General Partner


                             By:  /s/ Randy Slifka
                                  Randy Slifka
                                  Managing Member